Exhibit 99.1

Renren Inc. Announces Software License Agreement

PHOENIX, April 8, 2022 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), announces today that the Company, has signed a Software License and Distribution Agreement (“License Agreement”) with Guangzhou Yupu Software Technology Co., Ltd. (“Guangzhou Yupu”). The License Agreement gives Renren, through its subsidiary SaaS Logistics US, Inc., a perpetual, exclusive, and irrevocable license to modify, sell, and commercially exploit the licensed software worldwide except in Mainland China for a one-time consideration of RMB2 million (equivalent to US$0.31 million). In conjunction with the License Agreement, Renren entered into an employment agreement with Mr. Rui Song, Guangzhou Yupu’s former CEO. Mr. Song will serve as CEO of SaaS Logistics US, Inc. The Company expects to further develop and grow its suite of driver-centric SaaS-based services with the acquired software license assets.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several U.S.-based SaaS businesses including Chime, a CRM and Marketing Automation platform, and Trucker Path, a trip-planning and business app for long-haul truckers. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Renren Inc.

Email: ir@renren-inc.com